                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of March 2006
                           ---------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                               EXPLANATORY NOTE:

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated April 19, 2000, of G. Willi-Food International Ltd.
("Registrant") included in Registrant's Registration Statement on Form F-3 (File
No. 333-11848), and to be a part thereof from the date on which this report is filed, to the extent not superceded by documents or reports subsequently filed with the Securities and Exchange Commission.

     On March 13, 2006, the Registrant announced the successful opening of trading for the shares of the Registrant's majority-owned subsidiary, Gold Frost
Ltd., on London's AIM market.

     On March 15, 2006, the Registrant announced that its NASDAQ ticker symbol for the Registrant's Ordinary shares changed to WILC from WILCF.

EXHIBITS

     The following documents are filed herewith as an exhibit to this Form 6-K:

Exhibit 99.1  Copy of the Registrant 's press release, dated March 13, 2006.
Exhibit 99.2  Copy of the Registrant 's press release, dated March 15, 2006.

SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  March 15, 2006

                                              By: /s/ Joseph Williger
                                              -----------------------
                                              Joseph Williger
                                              Chief Executive Officer